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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of March 3, 2004.
                 -------------

Commission File Number ________________

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                       (Registrant)

Date  March 3, 2004                       By        /s/ Philip G. Hosier
      -------------                       -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                            DOMAN INDUSTRIES LIMITED
                          MATERIAL CHANGE REPORT UNDER

           SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
                 SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
             THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
                          THE SECURITIES ACT (MANITOBA)
                SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
                        SECURITIES ACT (QUEBEC) SECTION 73
             THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26A
                SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
                  SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
                      SECURITIES ACT (PRINCE EDWARD ISLAND)

ITEM 1.  REPORTING ISSUER

         Doman Industries Limited ("Doman" or the "Company")
         3rd Floor, 435 Trunk Road
         Duncan, British Columbia
         V9L 2P9

ITEM 2.  DATE OF MATERIAL CHANGE

         March 2, 2004

ITEM 3.  PRESS RELEASE

         The press release was disseminated in Vancouver via Canada Newswire on March 2, 2004.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         Doman announced on March 2, 2004, that the Court has issued an order extending its stay of proceedings under the Companies' Creditors Arrangement Act to April 5, 2004.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         Doman announced on March 2, 2004, that the Court has issued an order extending its stay of proceedings under the Companies' Creditors Arrangement Act to April 5, 2004. The extension will permit the Company to continue its efforts to finalize a restructuring plan based upon a term sheet submitted to the Court by certain unsecured noteholders and to allow time for the International Forest Products Limited ("Interfor") proposal to be further developed. It will also allow Doman to continue its efforts to identify a potential purchaser for the Port Alice Mill.

         The Company intends to continue discussions with both the unsecured noteholder group and Interfor during the extension period with a view to developing a consensual restructuring plan for presentation to Doman's unsecured creditors.
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                                     -2-

         THIS DOCUMENT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  SENIOR OFFICERS:

         The following senior officer of the Company is knowledgeable about the material change and may be contacted respecting the change:[nk]

         Philip G. Hosier,
         Vice President, Finance
         (604) 665-6200

ITEM 9.  STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred herein.

         DATED at Vancouver, B.C. as of the 3rd day of March, 2004.

                                    DOMAN INDUSTRIES LIMITED

                                    By: "Philip G. Hosier"
                                        ------------------------------
                                        Name: Philip G. Hosier
                                        Title: Vice President, Finance